UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  June 05, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL, AERAS AND SATVI ANNOUNCE START OF TUBERCULOSIS VACCINE CLINICAL TRIAL
IN SOUTH AFRICA SIX MONTHS AFTER LAUNCHING INITIAL TRIAL IN THE UNITED STATES

LEIDEN, THE NETHERLANDS, MAY 11, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX), the Aeras Global TB Vaccine Foundation and the South African Tuberculosis Vaccine Initiative (SATVI) at the University of Cape Town today announced the launch of a new Phase I clinical trial of the unique AdVac(R)-based tuberculosis vaccine, six months after launching a similar study in the US. The trial will be conducted in the Boland-Overberg region of Western Cape Province in South Africa, which has one of the world's highest TB burdens.

"We are very proud that Crucell's technologies are playing a key role in the search and development of a much-needed TB vaccine," said Dr. Jaap Goudsmit, Chief Scientific Officer at Crucell. "We also feel honored to collaborate with Aeras and SATVI on this important mission."

Aeras and Crucell began jointly developing this vaccine candidate, called AERAS-402, in 2004 using Crucell's AdVac(R) vaccine technology and PER.C6(R) manufacturing technology. A Phase I clinical trial launched in October 2006 in the United States indicates that the vaccine candidate is safe in healthy adults in the US. The main parameters under examination in the current study will be safety, tolerability and immunogenicity of AERAS-402 in healthy adults in South Africa.

"The world desperately needs a new TB vaccine, and this clinical trial, in a region severely impacted by TB, is an important step in Aeras' mission to develop these crucial vaccines," said Dr. Jerald C. Sadoff, President and CEO of Aeras. "Aeras is delighted to be working with the excellent researchers at Crucell and SATVI. We are grateful to the Bill and Melinda Gates Foundation and the Dutch Ministry of Foreign Affairs for their financial support of this trial and our vaccine development efforts."

The trial will be conducted as a double-blind, randomized, placebo-controlled dose escalation study in three groups of healthy adults previously vaccinated with Bacille Calmette-Guerin (BCG). A total of 30 healthy adult volunteers will be enrolled.

"We are pleased to be playing such an important role in the global effort to develop new vaccines against TB," said Dr. Gregory Hussey, Principal Investigator for the trial. "In the process of conducting this trial, we are advancing the development of a new TB vaccine, expanding scientific capacity, and building awareness of the need for new TB vaccines."


ABOUT TUBERCULOSIS

Tuberculosis is the world's second deadliest infectious disease, with 8 to 9 million new cases diagnosed each year. According to the World Health Organization (WHO), an estimated 1.6 million people died from TB in 2005. One third of the world's population has been infected with the TB bacillus and current treatment takes 6-9 months. The current TB vaccine Bacillus Calmette-Guerin (BCG), developed over 85 years ago, reduces the risk of severe forms of TB in early childhood, but is not very effective in preventing pulmonary TB in adolescents and adults - the populations with the highest rates of TB. TB is changing and evolving, making new vaccines more crucial to controlling the pandemic. Tuberculosis is now the leading cause of death for people with AIDS, particularly in Africa. Multi-drug resistant TB (MDR-TB) and extremely drug-resistant TB (XDR-TB) are hampering treatment and control efforts.


ABOUT ADVAC(R) TECHNOLOGY AND AD35

AdVac(R) technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases, and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, such as the virus that causes the common cold. The AdVac(R) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5
(Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(R) technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35. In contrast to the AdVac(R) vectors, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac(R) are produced using Crucell's PER.C6(R) production technology.

ABOUT PER.C6(R) TECHNOLOGY

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. The production scale potential of the PER.C6(R) cell line has been demonstrated in an unprecedented successful bioreactor run of 20,000 liters. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.


ABOUT AERAS

The Aeras Global TB Vaccine Foundation (www.aeras.org) is a non-profit organization working as a Product Development Partnership to develop new tuberculosis vaccines and ensure that they are distributed to all who need them around the world. Dr. Jerald C. Sadoff, President and CEO of Aeras, has worked in vaccine development for more than 30 years. He led efforts to develop and obtain licensure for nine currently licensed vaccines and has been involved in the research and development of numerous other vaccines. Aeras is primarily funded by the Bill and Melinda Gates Foundation, and also receives important support from the Dutch Ministry of Foreign Affairs, the Danish International Development Agency, and the U.S. Centers for Disease Control and Prevention. Aeras is based in Rockville, Maryland, where it recently opened a state-of-the-art manufacturing and laboratory facility.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


ABOUT SATVI

The South African Tuberculosis Vaccine Initiative is located in the Institute of Infectious Disease and Molecular Medicine at the University of Cape Town (UCT). Since 1999, with funding largely from the Aeras Global TB Vaccine Foundation, SATVI has been developing capacity to conduct registration standard vaccine trials at a site in Worcester, some 110km outside Cape Town, where rates of tuberculosis are amongst the highest in the world. SATVI has a state of the art immunology laboratory located at UCT where the complex assays needed for TB vaccine studies can be performed. In the last 6 years SATVI has conducted a number of very large field trials and epidemiological cohort studies of the type which will be necessary to test the efficacy of new tuberculosis vaccines, involving thousands or tens of thousands of participants, as well as a number of smaller phase one and two trials of new TB vaccines. In addition, SATVI conducts cutting edge basic science research aimed at better understanding the human immune response to tuberculosis and to tuberculosis vaccines. For more information, please visit www.satvi.uct.za.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to Crucell's Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with a reconciliation to the generally accepted accounting principles in the United States (US GAAP).


FOR FURTHER INFORMATION PLEASE CONTACT:



CRUCELL N.V.                             SOUTH AFRICAN TUBERCULOSIS VACCINE INITIATIVE (SATVI)
Leonard Kruimer                          Dr. Tony Hawkridge
Chief Financial Officer                  Tel. +27 21 406 6697
Tel. +31-(0)71-524 8722                  Mobile +27 82 550 9002
Leonard.Kruimer@crucell.com              anthony.hawkridge@uct.ac.za

Barbara Mulder                           AERAS GLOBAL TB VACCINE FOUNDATION
Director Corporate Communications        Jennifer Woolley
Barbara.mulder@crucell.com               Deputy Director, External Affairs
Tel. +31-(0)71-524 8722                  Tel. +1 301 547 2942
                                         jwoolley@aeras.org

FOR CRUCELL IN THE US:
REDINGTON, INC.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

      June 05, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer